

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Via E-mail
Mr. David F. Dyer
Chief Executive Officer
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

> **Re:** **Chico's FAS, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed March 20, 2013**
> **Response dated January 13, 2014**
> **File No. 001-16435**

Dear Mr. Dyer:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for the Fiscal Year Ended February 2, 2013

Executive Compensation, page 58

1. It remains unclear from your response to prior comment 1 in our letter dated December 30, 2013 how the restricted stock awards were determined. We note your statement that the change from issuing stock options to issuing full value shares primarily accounts for the change in the value of restricted stock awards shown in the table on page 49. It is unclear what portion of the increases in the restricted stock awards is attributable to such a change, in part, given your statement that you replaced the stock option grant with PSUs. We note, for example, that David Dyer appears to have received 100,000 restricted stock awards during the fiscal year ended January 28, 2012 and no option awards, yet he received 136,576 restricted stock awards in the fiscal year ended February 2, 2013, a significant increase.

    Furthermore, it is also unclear how you determined the target and maximum amounts as set forth in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column in the Fiscal Grants of Plan Based Awards table. Finally, it is unclear how you determined the actual number of shares issued to your NEOs under your equity plans, as such number is set forth in footnote 3 to the Fiscal Grants of Plan Based Awards table, and how such number relates to the dollar amount disclosed in the "Stock Awards" column in the Summary Compensation Table.

Please provide us with, and in your future filings, as applicable, provide substantive analysis and insight of how the restricted stock awards were determined with respect to each named executive officer, including what comparative data was considered and how the factors considered led to the increases awarded. To the extent the aggregate awards of restricted stock, performance shares and PSUs increased, please clarify what portion of the increase was allocable to the replacement of the stock option grant and what portion was due to other factors and explain those factors. For example, it appears the aggregate awards during the fiscal year ended January 28, 2012 to Donna Colaco were based on approximately 80,000 shares but this increased to 100,000 shares in the fiscal year ended February 2, 2013, an increase of 25%.

Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining